KING PUBCO, INC.

875 Third Avenue

New York, NY 10022

August 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins

Edwin Kim

Kathleen Krebs

RE:	King Pubco, Inc. (the “Company”)

Registration Statement on Form S-4

File No. 333-255121

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-255121) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on August, 12, 2021, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Neil Whoriskey of Milbank LLP at (212) 530-5933 and that such effectiveness also be confirmed in writing.

Very truly yours,
King Pubco, Inc.

By:	/s/ Nicholas Robinson
Name: Nicholas Robinson
Title: Chief Executive Officer

cc:	Michael Palmer, King Pubco, Inc.

Neil Whoriskey, Esq., Milbank LLP

Scott Golenbock, Esq., Milbank LLP

Iliana Ongun, Esq., Milbank LLP

Romil Bahl, Kore Wireless Group Inc.

Joshua Kogan, Esq., Kirkland & Ellis, LLP

Joshua Korff, Esq., Kirkland & Ellis, LLP